UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

EMPERY DIGITAL INC.
(Name of Registrant as Specified In Its Charter)

ATG CAPITAL OPPORTUNITIES FUND LP

ATG CAPITAL MANAGEMENT LP

ATG CAPITAL MANAGEMENT GP LLC

GABRIEL D. GLIKSBERG

ARATI BATTA

RONALD H. DAVIES

JAMES C. ELBAOR

MEREDITH S. KIRSHENBAUM

AARON T. MORRIS

CHRISTOPHER E. NOVAK

HEATHER A. POWERS

EVAN RATNER

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 17, 2026

ATG CAPITAL OPPORTUNITIES FUND LP

___________________, 2026

Dear Fellow Stockholders:

ATG Capital Opportunities Fund LP, together with certain of its affiliates (“ATG,” “we” or “us”) and the other participants named herein are significant stockholders of Empery Digital Inc., a Delaware corporation (the “Company” or “EMPD”) who beneficially own, in the aggregate, 4,500,000 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of the Company, constituting approximately 16.0% of the outstanding Common Stock. We believe meaningful change to the composition of the Board of Directors of the Company (the “Board”) is urgently needed to ensure that the Company is being run in a manner consistent with your best interests. Accordingly, we are seeking your support for the election of our nine (9) highly-qualified nominees, Arati Batta, Ronald H. Davies, James C. Elbaor, Gabriel D. Gliksberg, Meredith S. Kirshenbaum, Aaron T. Morris, Christopher E. Novak, Evan Ratner and Heather A. Powers (collectively, the “ATG Nominees”) to the Board at the 2026 annual meeting of stockholders to be held online at [●], on Wednesday, September 23, 2026,1 at 10:00 A.M. Central Time (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

There are currently eight (8) directors and one vacancy on the Board.2 According to the Company’s proxy statement, the Board intends to elect nine (9) director nominees to serve for a one-year term ending at the 2027 Annual Meeting. Through the attached Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect our nine (9) ATG Nominees.

The Company has alleged that our nomination of the ATG Nominees is invalid under the Company’s Third Amended and Restated Bylaws (the “Bylaws”). We vehemently disagree with the Company’s purported determination and have filed a lawsuit (the “Chancery Action”) in the Delaware Court of Chancery (the “Court”) seeking declaratory and injunctive relief including, among other items, an order declaring that our nomination of the ATG Nominees satisfied the Bylaws and is valid, and enjoining the Company from soliciting proxies until such time as it has made corrective disclosures with respect to our nominations. The Chancery Action is proceeding on an expedited basis and we expect a ruling by the end of August 2026. The Company has stated that it will not use a universal proxy card or recognize or tabulate proxies or votes in favor of the ATG Nominees at the Annual Meeting unless ATG prevails in the Chancery Action and is so ordered by the Court (a “Favorable Determination”).

In the event of a Favorable Determination, ATG Capital and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on ATG Capital’s enclosed GOLD universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the ATG Nominees may do so on ATG Capital’s enclosed GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that the stockholders vote in favor of the ATG Nominees, who we believe are most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all stockholders.

1 In connection with the Chancery Action (as defined below), EMPD and ATG have agreed that the Annual Meeting will be held on October 14, 2026 and the record date for the Annual Meeting will be September 2, 2026, which has been acknowledged by the Court (as defined below). As of the date of the filing of this revised preliminary proxy statement, the Company has not yet publicly confirmed the agreed dates. We intend to update and supplement this proxy statement when the Company publicly confirms such agreed dates.

2 On December 8, 2025, the Company disclosed that former director Ms. Karin-Joyce Tjon had resigned from the Board effective December 3, 2025. The Company has not disclosed any reduction to the size of the Board or the appointment of a new director to fill the vacancy resulting from Ms. Tjon’s resignation. See Company’s Current Report on Form 8-K filed with the SEC on December 8, 2025.

We strongly believe that stockholders will benefit from a meaningfully reconstituted Board that includes the addition of independent directors with fresh perspectives, extensive leadership experience, and a shared objective of enhancing value for the benefit of all EMPD stockholders. The individuals that we have nominated are highly qualified, significantly experienced and ready to ensure that the interests of stockholders, the true owners of EMPD, are appropriately represented in the boardroom.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today. The attached Proxy Statement and the enclosed GOLD universal proxy card are first being sent to the stockholders on or about [●], 2026.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated GOLD universal proxy card or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting, LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

/s/ Gabriel D. Gliksberg

Gabriel D. Gliksberg

ATG Capital Opportunities Fund LP

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of ATG Capital’s proxy materials, please contact Saratoga at the phone numbers and/or email listed below.

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 17, 2026

2026 ANNUAL MEETING OF STOCKHOLDERS

OF

EMPERY DIGITAL INC.
_________________________

PROXY STATEMENT
OF
ATG CAPITAL OPPORTUNITIES FUND LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

ATG Capital Opportunities Fund LP ( “ATG Fund”) and certain of its affiliates (the “ATG,”) and the other participants in this solicitation (collectively, “ATG Capital”) are significant stockholders in Empery Digital Inc., a Delaware corporation (the “Company,” or “EMPD”), who beneficially own, in the aggregate, 4,500,000 of Common Stock, par value $0.00001 per share (the “Common Stock”), of the Company, constituting approximately 16.0% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps to maximize value for all of the Company’s stockholders. To that end, we have nominated nine (9) highly-qualified directors for election at the 2026 annual meeting of stockholders (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”) who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. The Annual Meeting will be held online at [●], on Wednesday, September 23, 2026,1 at 10:00 A.M. Central Time, for the following items of business:

1.	To elect nine (9) directors, including ATG Fund’s nine (9) director nominees, Arati Batta, Ronald H. Davies, James C. Elbaor, Gabriel D. Gliksberg, Meredith S. Kirshenbaum, Aaron T. Morris, Christopher E. Novak, Evan Ratner and Heather A. Powers (each an “ATG Nominee” and collectively, the “ATG Nominees”) to the Board to hold office until the 2027 annual meeting of stockholders (the “2027 Annual Meeting”);
2.	To approve the Empery Digital Inc. 2025 Equity Incentive Plan including shares authorized for issuance of 6,846,589 (the “2025 Stock Plan Proposal”)
3.	To ratify the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and
4.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to stockholders on or about [●], 2026.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy please see the “Voting and Proxy Procedures” and “Virtual Meeting” sections of this Proxy Statement.

1 In connection with the Chancery Action (as defined below), EMPD and ATG have agreed that the Annual Meeting will be held on October 14, 2026 and the record date for the Annual Meeting will be September 2, 2026, which has been acknowledged by the Court (as defined below). As of the date of the filing of this revised preliminary proxy statement, the Company has not yet publicly confirmed the agreed dates. We intend to update and supplement this proxy statement when the Company publicly confirms such agreed dates.

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There are currently eight (8) directors and one vacancy on the Board.2 According to the Company’s proxy statement, the Board will elect nine (9) director nominees to serve for a one-year term. Accordingly, we believe that nine (9) directors will stand for election at the Annual Meeting. Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect the nine (9) ATG Nominees.

The Company has alleged that our nomination of the ATG Nominees is invalid under the Company’s Third Amended and Restated Bylaws (the “Bylaws”). We vehemently disagree with the Company’s purported determination and have filed a lawsuit (the “Chancery Action”) in the Delaware Court of Chancery (the “Court”) seeking declaratory and injunctive relief including, among other items, an order declaring that our nomination of the ATG Nominees satisfied the Bylaws and is valid, and enjoining the Company from soliciting proxies until such time as it has made corrective disclosures with respect to our nominations. The Chancery Action is proceeding on an expedited basis and we expect a ruling from the Court by the end of August 2026. The Company has stated that it will not use a universal proxy card or recognize or tabulate proxies or votes in favor of the ATG Nominees at the Annual Meeting unless ATG prevails in the Chancery Action and is so ordered by the Court (a “Favorable Determination”).

In the event of a Favorable Determination, ATG Capital and EMPD will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on the enclosed GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form once distributed, regardless of how you wish to vote.

Your vote to elect the nine (9) ATG Nominees will have the legal effect of replacing eight (8) incumbent directors and filling one director vacancy on the Board with the ATG Nominees (for the avoidance of doubt, the Company’s ninth director candidate would not be elected). If at least five (5) of the ATG Nominees are elected, they will constitute a majority of the members of the Board. If fewer than five (5) of the ATG Nominees are elected, they will comprise less than a majority of the Board and there can be no guarantee that the ATG Nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the ATG Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than nine (9) or any combination (up to nine (9) total) of the ATG Nominees and the Company’s nominees on the enclosed GOLD universal proxy card. We recommend that stockholders do not vote for any of the Company’s nominees. Among other potential consequences, voting for Company nominees may result in the failure of one or all of the ATG Nominees to be elected to the Board. ATG Capital therefore urges stockholders using our GOLD universal proxy card to vote “FOR” all of the ATG Nominees.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE NINE (9) ATG NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on [September 2],3 2026 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 2512 W. Pecan St., Suite 230, Pflugerville, Texas 78660. According to the Company’s proxy statement, as of the Record Date, there were [●] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

2 On December 8, 2025, the Company disclosed that former director Ms. Karin-Joyce Tjon had resigned from the Board effective December 3, 2025. The Company has not disclosed any reduction to the size of the Board or the appointment of a new director to fill the vacancy resulting from Ms. Tjon’s resignation. See Company’s Current Report on Form 8-K filed with the SEC on December 8, 2025.

3 In connection with the Chancery Action, EMPD and ATG have agreed that the record date for the Annual Meeting will be September 2, 2026, which has been acknowledged by the Court. As of the date of the filing of this revised preliminary proxy statement, the Company has not yet publicly confirmed the record date. We intend to update and supplement this proxy statement when the Company publicly confirms such date.

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As of the date hereof, ATG Fund, a Delaware limited partnership, ATG Capital Management LP, a Delaware limited partnership (“ATG Management”), ATG Capital Management GP LLC, a Delaware limited liability company (“ATG GP”), and Gabriel D. Gliksberg, a citizen of the United States, and each of the ATG Nominees (each a “Participant” and collectively, the “Participants”), collectively beneficially own 4,500,000 shares of Common Stock (the “ATG Shares”). We intend to vote the ATG Shares FOR the ATG Nominees, AGAINST the approval of the 2025 Stock Plan Proposal, and FOR the ratification of the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today.

THIS SOLICITATION IS BEING MADE BY ATG CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH ATG CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

ATG CAPITAL URGES YOU TO SIGN, DATE AND RETURN THE GOLD UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE ATG NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING ELECTRONICALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—

This Proxy Statement and our GOLD universal proxy card are available at

[●]

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IMPORTANT

Your vote is important, no matter the number of shares of Common Stock you own. ATG Capital urges you to sign, date, and return the enclosed GOLD universal proxy card today to vote FOR the election of the ATG Nominees and in accordance with ATG Capital’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD universal proxy card and return it to ATG Capital, c/o Saratoga Proxy Consulting, LLC (“Saratoga”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares virtually at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As ATG Capital is using a “universal” proxy card which includes the ATG Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote.

We strongly urge you NOT to sign or return any proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s white universal proxy card or voting instruction form marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card or voting instruction form you may have sent to us previously.

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If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of ATG Capital’s proxy materials, please contact Saratoga at the phone numbers and/or email listed below.

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of our involvement at the Company to date and the material events leading up to this proxy solicitation:

•	In early January 2026, ATG Fund began acquiring Common Stock, based on the belief that the Common Stock represented an attractive investment opportunity.
•	On January 26, 2026, ATG filed a Schedule 13D with the SEC (the “Schedule 13D”), disclosing aggregate beneficial ownership of 5.6% of the Company’s outstanding Common Stock.
•	On January 28, 2026, ATG filed an amendment to the Schedule 13D, disclosing aggregate beneficial ownership of 10.4% of the Company’s outstanding Common Stock.
•	On February 3, 2026, the Company announced that it had adopted a stockholder rights agreement (the “Poison Pill”), which is triggered upon a person or a group of affiliated or associated persons having acquired beneficial ownership of 12.5% of more of the outstanding Common Stock (an “Acquiring Person”). The Poison Pill provides that no person shall become an “Acquiring Person” solely as the result of an acquisition or redemption of Common Stock by the Company, which reduces the number of shares outstanding and thereby increases the proportion of shares owned by such person above 12.5% (provided that such person does not acquire any additional shares of Common Stock).
•	On February 4, 2026, ATG filed an amendment to the Schedule 13D, disclosing aggregate beneficial ownership of 12.3% of the Company’s outstanding Common Stock.
•	On February 5, 2026, counsel to ATG contacted counsel to the Company requesting a call to discuss ATG’s views on the Company.
•	On February 6, 2026, counsel to ATG and counsel to the Company had a conference call, during which counsel to ATG expressed ATG’s view that material change to the composition of the Board was needed given the Company’s poor stock performance.
•	On February 12, 2026, counsel to the Company contacted counsel to ATG requesting a call, which was scheduled for later that evening. On the conference call, counsel to the Company conveyed that the Board did not believe change to its composition was warranted and invited feedback on the Company’s share repurchase program.
•	On February 25, 2026, ATG filed an amendment to the Schedule 13D, disclosing aggregate beneficial ownership of 13.7% of the Company’s outstanding Common Stock, based on a decrease in the aggregate number of Common Stock outstanding due to the Company’s share repurchase program.
•	On February 26, 2026, ATG Fund delivered a notice of stockholder nominations (the “Nomination Notice”) to the Company nominating the Nominees for election as directors at the Annual Meeting.
•	On March 2, 2026, ATG filed an amendment to the Schedule 13D, disclosing the delivery of the Nomination Notice to the Company.
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•	On March 9, 2026, ATG filed an amendment to the Schedule 13D, disclosing aggregate beneficial ownership of 14.7% of the Company’s outstanding Common Stock, based on a decrease in the aggregate number of Common Stock outstanding due to the Company’s share repurchase program.
•	On March 23, 2026, ATG Capital filed its preliminary proxy statement.
•	Also on March 23, 2026, the Company issued a press release and filed a Current Report on Form 8-K announcing that it had entered into a securities purchase agreement with certain institutional investors to raise approximately $25 million in a registered direct offering of equity and equity-linked securities (the “Dilutive Offering”), resulting in dilution to the Company’s existing stockholders. The Company’s stated purpose for the Dilutive Offering was to use the proceeds to reduce its outstanding debt and support its balance sheet, among other things.
•	On March 25, 2026, ATG Capital delivered a supplement to the Nomination Notice to the Company updating and supplementing the Nomination Notice so that the information contained therein was true and accurate as of March 18, 2026 (the date ATG Capital believes may be the Record Date), as required under the Bylaws.
•	On March 26, 2026, the Company’s counsel sent a letter to ATG Capital’s counsel (the “Nomination Notice Rejection Letter”) rejecting the Nomination Notice based on purported deficiencies that ATG Capital strongly believes are pretextual, unfounded and unsupported by any evidence.
•	Also on March 26, 2026, ATG Capital delivered a letter to the Company requesting the inspection of certain stockholder list materials and related information pursuant to Section 220 of the Delaware General Corporation Law.
•	On March 29, 2026, ATG Capital’s counsel sent a letter to the Company’s counsel in response to the Nomination Notice Rejection Letter, asserting that the alleged deficiencies were baseless, requesting written support for certain purported deficiencies, demanding withdrawal of the Nomination Notice Rejection Letter, and reserving all rights to take any and all actions necessary to protect ATG Capital’s rights with respect to the nomination of the ATG Nominees at the Annual Meeting.
•	On April 1, 2026, ATG Capital filed a revised preliminary proxy statement.
•	On April 2, 2026, ATG Capital initiated the Chancery Action by filing a verified complaint in the Court against the Company and the members of the Board, seeking declaratory and injunctive relief. The complaint alleges, among other things, that the directors breached their fiduciary duties in connection with (i) the adoption of the Poison Pill, (ii) the Dilutive Offering, (iii) the Company’s rejection of the Nomination Notice based on alleged deficiencies under the Bylaws and (iv) the Company’s public disclosures regarding its rejection of the Nomination Notice.
•	On April 6, 2026, ATG Capital filed an amendment to the Schedule 13D and additional soliciting materials with the SEC disclosing the Chancery Action.
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•	On May 8, 2026, ATG Capital delivered to the Company a supplement to the director questionnaires submitted with the Nomination Notice (the “Questionnaires”) for certain of the ATG Nominees.
•	On May 27, 2026, the Company announced that the Annual Meeting, which had originally been scheduled to be held on July 29, 2026, was postponed to September 23, 2026.
•	On June 3, 2026, ATG Capital delivered to the Company an additional supplement to the Questionnaires for certain of the ATG Nominees.
•	On June 30, 2026, the Company announced a strategic partnership with Cardinal Power LLC , an affiliate of Hunt Properties, Inc. (“Hunt Properties”), to originate, evaluate and acquire powered land properties with secured tenants suitable for artificial intelligence and high-performance computing data center development (the “Data Center Transaction”). The Company also announced that the partnership had entered into an agreement to acquire a property in the Midwest intended to be converted into an artificial intelligence data center for an aggregate purchase price of approximately $230 million.
•	On July 6, 2026, the Board terminated the Poison Pill, effective as of the close of business on that date and in advance of its scheduled February 2, 2027 expiration. ATG Capital believes that the Board’s early termination of the Poison Pill was primarily motivated by a desire to “moot” our challenge of the Poison Pill in the Chancery Action and constitutes a tacit admission that the Board’s adoption of the Poison Pill violated its fiduciary duties.
•	On July 20, 2026, ATG Capital filed a supplemental complaint in the Chancery Action adding allegations that, among other things, that the Board breached its fiduciary duties by failing to reopen the nomination window following the announcement of the Data Center Transaction and the potential fundamental change to the Company’s business.
•	On July 23, 2026, the Company announced a strategic investment in Cardinal Data Power Inc., a private developer of behind-the-meter powered data center campuses affiliated with Hunt Properties, to gain exposure to the artificial intelligence data center and power infrastructure market.
•	On July 31, 2026, ATG Capital delivered to the Company an additional supplement to the Questionnaires for certain of the ATG Nominees.
•	Over August 4 and 5, 2026, the trial in the Chancery Action took place in the Court. In connection with the Chancery Action and in order to permit the Court adequate time to render a ruling prior to the Annual Meeting, EMPD and ATG have agreed that the Annual Meeting will be held on October 14, 2026 and the record date for the Annual Meeting will be September 2, 2026, which has been acknowledged by the Court. EMPD and ATG expect a ruling in the Chancery Action to be entered by the end of August 2026.
•	On August 5, 2026, the Company filed its preliminary proxy statement.
•	On August 17, 2026, ATG Capital filed this revised preliminary proxy statement.

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REASONS FOR THE SOLICITATION

As the Company’s largest stockholder, ATG Capital believes significant value is embedded in EMPD and is committed to enhancing that value for the benefit of all stockholders.

The Company’s shares have consistently traded at a discount to net asset value (“NAV”) since the Board’s July 2025 decision to pursue its Digital Asset Treasury strategy. In ATG Capital’s view, the persistence of this discount reflects the market’s lack of confidence in the current Board and its ability to steward the Company toward a premium valuation.

ATG Capital believes the Board has prioritized its entrenchment and self-preservation over maximizing stockholder value. This was demonstrated by the Board’s rejection of multiple stockholders’ nomination notices, adoption and early termination of the Poison Pill, and dilutive stock issuance to an investor known to management. We believe that the Board’s early termination of the Poison Pill was primarily motivated by a desire to “moot” our challenge of the Poison Pill in the Chancery Action and constitutes a tacit admission that the Board’s adoption of the Poison Pill violated its fiduciary duties.

ATG Capital also views the Board's excessive size as symptomatic of the Company’s poor corporate governance, particularly for a company executing what had been predominantly a simple treasury strategy, and now is largely a non-operating, minority investor in real estate transactions. ATG Capital further believes that it is inappropriate for the roles of Chief Executive Officer and Board Chair to be combined, as they currently are at EMPD, because this dual role undermines the separation of duties that is fundamental to effective Board oversight of management. ATG Capital’s campaign has made clear the troublesome nature of this shared role, as our lawsuit with the Company has uncovered that the Governance Committee and the Board as a whole were kept in the dark during critical moments of our interactions with the Company.

ATG Capital is also concerned about certain relationships between the Company and Empery Asset Management, LP (“EAM”), a hedge fund founded by the Company’s current Co-CEO and Chairman of the Board, Ryan Lane. The Company has hired staff from EAM, maintaining what ATG Capital believes to be an excessive employee count from EAM, and shares rent with EAM. In ATG Capital’s view, these arrangements raise questions about EAM’s influence and whether the Board is managing the Company’s resources in the best interests of stockholders.

While we acknowledge that the Company has recently sought to diversify its operational strategy through the announced Data Center Transaction, ATG Capital questions if EMPD has any relevant competency on its management team or Board in evaluating minority positions in data center real estate transactions. We believe that stockholders would have been better served by having a say on the Board’s composition prior to this enormous shift in strategy and converting its liquid balance sheet into illiquid, minority real estate investments. ATG Capital believes that EMPD’s ongoing strategy of holding leveraged bitcoin is unlikely to outperform bitcoin. In ATG Capital’s view, this strategy is likely to continue to result in underperformance on both a NAV basis and a stock price basis, which may cause the market to continue assigning a negative enterprise value to the Company’s shares. It is clear to us that using significant leverage to hold a volatile asset is a poor strategy. ATG Capital believes that alternative paths exist that could enable the Company’s shares to trade at a valuation that better reflects the value of its underlying assets.

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ATG Capital believes that stockholders are being harmed by the Company’s poor corporate governance. Accordingly, ATG Fund has nominated the ATG Nominees, nine highly qualified and independent director candidates for election to the Board. If elected, the ATG Nominees intend to work constructively with management to carefully evaluate opportunities to enhance stockholder value, including properly addressing the Company’s persistent NAV discount. Such actions could include improving capital allocation discipline, potentially through instituting a dividend, paying down debt, repurchasing shares, or launching a tender offer at or close to NAV, enhancing investor transparency, reducing the Company’s burdensome expense structure, and evaluating structural or strategic alternatives that may better align the Company’s market valuation with the value of its underlying assets. If the Company’s expense structure proves irredeemably high, the ATG Nominees may also consider whether the best path to maximizing stockholder value would be to sell some or all of the Company’s assets and return the capital to stockholders. Any actions taken by a reconstituted Board would be determined following appropriate review and consideration of the Company’s circumstances at that time, including any material non-public information available to the Company’s directors.

ATG Capital believes that a reconstituted Board comprised of independent directors without material ties to the Company’s July 2025 private placement is necessary to restore investor confidence that EMPD is being governed with the best interests of stockholders as its sole priority. Absent such a restoration of confidence, ATG Capital fears the market will indefinitely assign a meaningful discount to the Company’s shares. In ATG Capital’s view, the fresh perspectives and independence that its ATG Nominees would bring will help ensure that EMPD rigorously evaluates all opportunities to maximize value for its stockholders.

We urge you to vote “FOR” the election of each of the ATG Nominees today!

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PROPOSAL 1

ELECTION OF DIRECTORS

There are currently eight (8) directors and one vacancy on the Board.4 According to the Company’s proxy statement, the Board will elect nine (9) director nominees to serve for a one-year term. Accordingly, we believe that nine (9) directors will stand for election at the Annual Meeting.

We are seeking your support at the Annual Meeting to elect our nine (9) ATG Nominees, Arati Batta, Ronald H. Davies, James C. Elbaor, Gabriel D. Gliksberg, Meredith S. Kirshenbaum, Aaron T. Morris, Christopher E. Novak, Evan Ratner and Heather A. Powers, for terms ending at the Company’s 2027 annual meeting of stockholders (the “2027 Annual Meeting”). Your vote to elect the ATG Nominees will have the legal effect of replacing eight (8) incumbent directors and filling one director vacancy on the Board with the ATG Nominees (for the avoidance of doubt, the Company’s ninth director candidate would not be elected). If at least five (5) of the ATG Nominees are elected, they will constitute a majority of the members of the Board. If fewer than five (5) of the ATG Nominees are elected, they will comprise less than a majority of the Board and there can be no guarantee that the ATG Nominees will be able to implement the actions that they believe are necessary to unlock shareholder value. There is no assurance that any incumbent director will serve as a director if all or some of the ATG Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect our nine (9) ATG Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE ATG NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of each of the ATG Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the ATG Nominees should serve as directors of the Company are set forth below. This information has been furnished to us by the ATG Nominees. Each of the ATG Nominees is a citizen of the United States of America. Mr. Davies is also a citizen of Canada.

Arati Batta, age 56, currently serves as an independent consultant focusing on corporate governance, compliance and regulatory risk for financial services companies. Previously, Ms. Batta held various roles of increasing responsibility at the Federal Reserve Bank of Atlanta, a branch of the Federal Reserve System, including Senior Financial Risk Specialist from 2020 to June 2025, Senior Bank Examiner from 2010 to 2020, and Associate Bank Examiner from 1999 to 2010. Prior to that, Ms. Batta served as Managing Partner of Dazzle Designs LLC, a jewelry manufacturer and seller, from 1995 to 1999. Earlier in her career, Ms. Batta served as Assistant Vice President, Corporate Strategy & Project Management at Ultima Assets and Investments Private Limited, an airline venture, from 1993 to 1995. Ms. Batta received an M.B.A. from University of Baltimore, Merrick School of Business and a B.S. in Management from Indiana University of Pennsylvania. Ms. Batta is an ACFE Certified Fraud Examiner (CFE) and a Commissioned Bank Examiner by the Federal Reserve Board of Governors.

4 On December 8, 2025, the Company disclosed that former director Ms. Karin-Joyce Tjon had resigned from the Board effective December 3, 2025. The Company has not disclosed any reduction to the size of the Board or the appointment of a new director to fill the vacancy resulting from Ms. Tjon’s resignation. See Company’s Current Report on Form 8-K filed with the SEC on December 8, 2025.

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ATG Capital believes that Ms. Batta’s significant experience as a seasoned bank regulator and risk expert, coupled with an expertise in corporate governance and financial auditing and risk analysis, will make her a valuable addition to the Board.

Ronald H. Davies, age 61, has served as Chief Executive Officer of Drive Assurance Corporation (“DAC”), a specialty auto insurance holding company, since July 2026. Additionally, Mr. Davies has served as President and Founder of Plaid Data LLC, a consulting firm providing services to venture capital and private equity firms and insurance companies, since April 2023. Mr. Davies served as Chief Insurance Officer of Vivint Smart Home, Inc. (formerly NYSE: VVNT), a home security company, from February 2022 until its acquisition by NRG Energy, Inc. (NYSE: NRG) in March 2023. Prior to that, Mr. Davies served in leadership roles at Safe Auto Insurance Group, Inc. (“Safe Auto Insurance Group”), an American property and casualty auto insurance carrier, including, President and CEO, from 2018 to October 2021. Mr. Davies also served as President and CEO of Safe Auto Insurance Company (“Safe Auto Insurance Company”), the principal subsidiary of Safe Auto Insurance Group, from 2012 to October 2021. Mr. Davies served as Senior Vice President, Product Operations of Allstate Insurance Company, a property and casualty insurance company and subsidiary of The Allstate Corporation (NYSE: ALL) (“Allstate”), from 2010 to 2012. Prior to that, Mr. Davies served as Chief Operating Officer and Chief Underwriting Officer of ICat Holdings, LLC, a property and casualty insurance company, from 2007 to 2010. Mr. Davies held various roles of increasing responsibility at The Progressive Corporation (NYSE: PGR), an American insurance company, including Regional Leader from 2006 to 2007, Florida Direct Senior Product Manager from 2004 to 2006, and Agency Channel Product Manager from 2001 to 2004. From 2000 to 2001, Mr. Davies served as Co-Founder and President of Converge Service Group, LLC (d/b/a SureDeposit.com), a risk management tool that enhances traditional security deposits by offering surety bonds to residents, from 2000 to 2001. Earlier in his career, Mr. Davies served as an Operations Manager/Associate at Archstone-Smith Trust (formerly NYSE: ASN), a real estate investment trust, from 1999 to 2000; Member of the Management Development Program at Security Capital Group Incorporated (formerly NYSE: SCZ), an international real estate operating company, from 1998 to 1999; and Operations Manager and Maintenance Manager, Tissue Manufacturing at Kimberly-Clark Corporation (NASDAQ: KMB), a multinational consumer goods and personal care company, from 1993 to 1996. Mr. Davies has served on the boards of directors of DAC and GoAuto Insurance Company, a subsidiary of DAC, since July 2026. Previously, Mr. Davies served on the board of directors and as a member of the Audit and Risk committees at First Acceptance Corp (OTC: FACO), an insurance holding company, from July 2024 to July 2026. Mr. Davies served on the boards of directors of Safe Auto Insurance Group from 2016 to October 2021 and Safe Auto Insurance Company from 2014 to October 2021. Mr. Davies served on the boards of directors of American Property Casualty Insurance Association Board of Governors, a national trade association representing home, auto, and business insurers, from 2018 to October 2021, and Allstate New Jersey, a separately capitalized wholly owned subsidiary of Allstate, from 2011 to 2012. Mr. Davies serves as a director of West Point Society of Central Ohio and New Albany’s Community Improvement Corporation. Mr. Davies previously served on the boards of several civic organizations, including Harvard Business School Club of Central Ohio, Arvada Hockey Association and Rocky Mountain Insurance Association. Mr. Davies holds a dual B.S. degree in Management and Economics from the United States Military Academy at West Point and an M.B.A. from Harvard Business School. Mr. Davies is a veteran of the U.S. Army.

ATG Capital believes that Mr. Davies’ extensive experience in operational leadership and executive management, coupled with his boardroom experience, will make him a valuable addition to the Board.

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James C. Elbaor, age 40, has served as President and Managing Partner at Marlton LLC, an investment firm, since 2017. Previously, Mr. Elbaor served as Consulting Advisor to Lucus Advisors LLC, an SEC registered investment advisor, from 2014 to 2017. Mr. Elbaor served as Vice President at Northeast Bancorp (NASDAQ: NBN), a financial services company, from 2012 to 2013. Prior to that, Mr. Elbaor served as an early employee at DoSomething, Inc., a non-profit organization for young people to make a positive change, from 2009 to 2012. Mr. Elbaor previously served on the board of directors at ATRM Holdings, Inc. (formerly OTC: ATRM), a manufacturer of modular housing units for commercial and residential applications, from 2017 to 2019. Mr. Elbaor serves on the board of directors of the Intuit Art Museum. Mr. Elbaor received an M.B.A. from Columbia Business School and a B.A. in Philosophy from New York University.

ATG Capital believes that Mr. Elbaor’s extensive experience in finance, accounting and investment, coupled with his board service, will make him a valuable addition to the Board.

Gabriel D. Gliksberg, age 39, has served as the Founder and Managing Member of ATG Capital Management, LLC, an investment management company, since November 2020. Mr. Gliksberg served on the board of directors of Tortoise Energy Independence Fund, Inc. (formerly NYSE: NDP), a closed-end investment fund in the energy sector, from August 2024 until it merged with another publicly traded fund in December 2024. Mr. Gliksberg served as a director of Safe Auto Insurance Group, Inc., a provider of auto insurance, from 2016 to October 2021, when it was acquired by The AllState Corporation (NYSE: ALL). Mr. Gliksberg received a B.S.B.A. in Finance from the Olin Business School of Washington University in Saint Louis.

ATG Capital believes that Mr. Gliksberg’s significant financial, accounting, investment, audit, and marketing expertise, coupled with his extensive knowledge of corporate governance practices, make him well-qualified to serve on the Board.

Meredith S. Kirshenbaum, age 39, has served as Principal in the Labor & Employment and Litigation Groups at Goldberg Kohn Ltd., a law firm based in Chicago, Illinois, since January 2020, where she began working as an Associate in 2012. Ms. Kirshenbaum also serves as a board member of non-profit organizations, including Empower Illinois and Camp for All Kids and as an associate board member for the Anti-Defamation League. Ms. Kirshenbaum received a J.D. from University of Chicago and B.S. in Social Policy from Northwestern University. Ms. Kirshenbaum is admitted to the Illinois Bar.

ATG Capital believes that Ms. Kirshenbaum’s significant legal expertise along with a combination of governance, risk assessment, and strategic advisory experience, will make her a valuable addition to the Board.

Aaron T. Morris, age 39, has served as a Co-Founder and Partner of Morris Kandinov LLP, a law firm with offices in Vermont, New York and California, since 2019. Prior to that, Mr. Morris served as an Associate at Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates, an international law firm, from 2012 to 2019. Mr. Morris served as a Law Clerk at Keller & Keller of Indianapolis, LLP, a personal injury law firm, from 2006 to 2010. Mr. Morris has served as Vice President of Vermont Chapter of the Federal Bar Association, an organization committed to the interests, education, and professional development of all federal court practitioners, since June 2024. Mr. Morris received a J.D. from Boston College Law School and a B.S. in Economics from Indiana University. Mr. Morris is admitted to the New York Bar, Massachusetts Bar and Vermont Bar.

ATG Capital believes that Mr. Morris’s experience with stockholder rights matters and, corporate governance matters would make him a valuable addition to the Board.

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Christopher E. Novak, age 37, has served as Partner at Ashbury Legal PC, a San Francisco- based law firm recognized for blockchain and digital asset matters, since July 2021. From January 2021 to July 2021, Mr. Novak performed freelance work at Fenwick & West LLP, a law firm. Prior to that, Mr. Novak served as an Associate in the M&A Group at Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates (“Skadden”), an international law firm, from 2013 to 2020. Mr. Novak received a J.D. from University of Connecticut School of Law and B.S. in Finance from University of Connecticut School of Business. Mr. Novak is admitted to the Bar in Connecticut and Massachusetts.

ATG Capital believes that Mr. Novak’s experience advising emerging technology companies, particularly in the blockchain and digital asset space, together with his background in complex corporate transactions, will make him a valuable addition to the Board.

Heather A. Powers, age 48, has served as Managing Director, Head of US Regulatory Reporting at The Canadian Imperial Bank of Commerce (d/b/a “CIBC”) (NYSE: CM), a multinational banking and financial services corporation, since October 2025. Prior to her role at CIBC, Ms. Powers served as Executive Director, Head of Regulating Reporting at Sumitomo Mitsui Banking Corporation (d/b/a “SMBC Group”), a multinational banking and financial services corporation, from March 2024 to April 2025, and as Executive Director, Regulatory Reporting Analysis at SMBC Group, from June 2023 to March 2024. Prior to SMBC Group, Ms. Powers served in various positions at BlockFi Inc., a digital asset lender, including, Senior Director, Corporate, Legal Entity & External Reporting, from March 2023 to August 2023; Director, Corporate, Legal Entity & External Reporting, from May 2022 to March 2023; and Director, External Reporting & Regulatory Reporting, from April 2021 to May 2022. Previously, Ms. Powers served as Executive Director, Head of Regulatory Reporting at Natixis S.A., a leading global financial institution that provides advisory, investment banking, financing, corporate banking and capital markets services, from 2019 to April 2021. Prior to that, Ms. Powers served as Consultant, Program Management at Morgan Stanley (NYSE: MS), a global financial services company, from January 2019 to June 2019. Prior to that, Ms. Powers served as Consultant, Interim Controller at Mariner’s Bank Inc. (n/k/a “Spencer Savings Bank, SLA”), a commercial bank, from 2018 to 2019. Earlier in her career, Ms. Powers served as Director, Head of IHC and Bank Regulatory Reporting at BNP Paribas S.A., (OTC: BNPQY), a French multinational universal bank, from 2015 to 2018; as Manager, Enterprise Risk Services, Financial Services Risk Management, at Ernst & Young LLP, an accounting firm, from 2013 to 2015; as Manager, Regulatory Reporting at American International Group, Inc. (NYSE: AIG), a multinational finance and insurance company, from January 2013 to July 2013; and as Legal Entity Controller, Capital Markets at Goldman Sachs Group, Inc. (NYSE: GS), a global investment bank, from 2010 to 2013. Ms. Powers started her career in various positions at Citigroup Inc. (NYSE: C), a multinational investment bank and financial services company, including, Vice President, from 2008 to 2010; Assistant Vice President, from 2006 to 2008; and Senior Accountant, from 2004 to 2006. Ms. Powers received a B.S. in Accounting from DePaul University.

ATG Capital believes that Ms. Powers’ financial and regulatory expertise based on her extensive experience in major international investment banks, would make her a valuable addition to the Board.

Evan Ratner, age 41, has served as President and Portfolio Manager of Levin Capital Strategies, LP (“Levin Capital”), a multi-strategy equity management firm, since June 2021. Mr. Ratner previously served as an Analyst at Levin Capital from 2014 to 2019. Following the sale of Levin Capital’s institutional business to Easterly Investment Partners LLC (“Easterly”) in 2019, Mr. Ratner joined Easterly, an investment management firm, as an Analyst. From June 2021 until February 2026, when Levin Capital repurchased its institutional business from Easterly and recombined the two firms, Mr. Ratner was employed by both Levin Capital and Easterly. Prior to that, Mr. Ratner served as Risk Arbitrage Analyst at Charter Management, LLC, an investment firm, from 2009 to 2013. Mr. Ratner also served as a Trader and Analyst at Richmond Capital, L.P., a multi strategy hedge fund, from 2007 to 2009. Mr. Ratner is a co-founder of Reheat.ai, an AI-enabled recipe platform, and calinY, a streetwear company. Mr. Ratner received an M.B.A. from New York University, Stern School of Business and B.B.A. in Finance from Emory University, Goizueta Business School.

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ATG Capital believes that Mr. Ratner’s extensive experience in investment management and financial analysis will make him a valuable addition to the Board.

The principal business address of Ms. Batta is 21490 West Dixie Hwy, Aventura, Florida 33180. The principal business address of Mr. Davies is 8200 Central College Road, New Albany, Ohio 43054. The principal business address of Mr. Elbaor is c/o Marlton LLC, 222 West Merchandise Mart Plaza, Suite 1212, Chicago, Illinois 60654. The principal business address of Mr. Gliksberg is c/o ATG Capital Management, LLC, 16690 Collins Avenue, Suite 1103, Sunny Isles Beach, Florida 33160. The principal business address of Ms. Kirshenbaum is c/o Goldberg Kohn Ltd., 55 East Monroe Street, Chicago, Illinois 60603. The principal business address of Mr. Morris is 4915 Mountain Road, Suite 4, Stowe, VT 05672. The principal business address of Mr. Novak is c/o Ashbury Legal PC, 600 California Street, 11th Floor, San Francisco, California 94108. The principal business address of Ms. Powers is a personal residence, which has been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, NY 10019. The principal business address of Mr. Ratner is 20900 NE 30th Avenue, Suite 915, Aventura, Florida 33180.

As of the date hereof, none of the ATG Nominees (other than Mr. Gliksberg) own beneficially or of record any securities of the Company nor have any of the ATG Nominees entered into any transactions in securities of the Company during the past two years.

As of the date hereof, ATG Fund directly beneficially owns 4,500,000 shares of Common Stock. ATG Management, as the investment manager of ATG Fund, may be deemed to beneficially own the shares of Common Stock owned directly by ATG Fund. ATG GP, as the general partner of ATG Management, may be deemed to beneficially own the shares of Common Stock owned directly by ATG Fund. Mr. Gliksberg, as the Managing Member of the ATG GP, may be deemed to beneficially own the shares of Common Stock owned directly by ATG Fund.

Each ATG Nominee may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,500,000 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each ATG Nominee disclaims beneficial ownership of the shares of Common Stock that he or she does not directly own.

We believe that each ATG Nominee presently is, and if elected as a director of the Company, each of the ATG Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, ATG Capital acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, ATG Capital acknowledges that if any ATG Nominee is elected, the determination of such ATG Nominees’ independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No ATG Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

On February 26, 2026, the Participants entered into a Joint Filing and Solicitation Agreement (the “JFSA”) in which, among other things, (i) the Participants agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (ii) the Participants agreed to solicit proxies for the election of certain persons nominated for election to the Board (including the ATG Nominees), (iii) each of the ATG Nominees (other than Mr. Gliksberg) agreed to provide the ATG with advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Company and (iv) the Participants agreed that ATG shall have the right to pre-approve all expenses incurred in connection with the Participants’ activities and ATG agreed to pay directly all such pre-approved expenses in connection with the solicitation.

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ATG Management entered into letter agreements (the “Indemnification Agreements”) with each of the ATG Nominees, other than Mr. Gliksberg, pursuant to which ATG Management and its affiliates have agreed to indemnify such ATG Nominees against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such ATG Nominees in his or her capacity as a director of the Company, if so elected.

Each ATG Nominee (other than Mr. Gliksberg) has granted Mr. Gliksberg a power of attorney (collectively, the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

Ms. Kirshenbaum is a limited partner in ATG Fund holding an equity interest of less than one percent (1%). For the avoidance of doubt, Ms. Kirshenbaum does not have the power to vote or dispose of any securities held by ATG Fund (nor does she have the right to acquire such voting or dispositive power within 60 days) and Ms. Kirshenbaum’s interest in ATG Fund was not acquired in connection with her nomination or her service as an ATG Nominee.

Mr. Gliksberg is a limited partner in Marlton Partners, L.P. (an affiliate of Mr. Elbaor) (“Marlton Partners”) holding an equity interest of less than one percent (1%). For the avoidance of doubt, Mr. Gliksberg’s interest in Marlton Partners was not acquired in connection with his or Mr. Elbaor’s nomination or his or Mr. Elbaor’s service as an ATG Nominee.

Further, Mr. Morris’s law firm, Morris Kandinov LLP, maintains an attorney-client relationship with Mr. Gliksberg and currently represents and has represented ATG Capital and certain of its affiliates in matters unrelated to ATG’s nomination of the ATG Nominees and this solicitation, and has entered into certain privileged and/or confidential agreements in connection therewith.

As further described elsewhere in this Proxy Statement, ATG Fund has initiated the Chancery Action, a lawsuit against the Company and its directors, in the Court seeking declaratory and injunctive relief including, among other items, an order declaring that our nomination of the ATG Nominees satisfied the Bylaws and is valid, and enjoining the Company from soliciting proxies until such time as it has made corrective disclosures with respect to our nominations. The Chancery Action is proceeding on an expedited basis and we expect a ruling from the Court by the end of August 2026.

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Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no ATG Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no ATG Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no ATG Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no ATG Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any ATG Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no ATG Nominee nor any of his or her associates is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any ATG Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no ATG Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no ATG Nominee nor any of his or her affiliates, associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no ATG Nominee nor any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no ATG Nominee nor any of his or her associates has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no ATG Nominee holds any positions or offices with the Company; (xiii) no ATG Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the ATG Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any ATG Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the ATG Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any ATG Nominee or any of such ATG Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such ATG Nominee been a director of the Company, and (c) none of the ATG Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

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Other than as set forth in this Proxy Statement, there are no agreements, arrangements or understandings between or among the ATG Group and the ATG Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the ATG Nominees to be named as a nominee of ATG Capital in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected. None of the ATG Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

Based on a review of publicly available information, if three or more of the ATG Nominees are elected as directors to the Board, it could be deemed to constitute a “Change in Control” under certain of the Company’s agreements governing equity awards and compensation, including the Company’s 2021 Stock Plan and certain employment agreements, unless the Board approves the election of such nominees in advance. We do not believe these provisions to be concerning, as there is no automatic acceleration upon the occurrence of a “Change in Control,” but rather any such consequences would depend on the Board’s discretion and/or involve double-trigger provisions. Given our limited knowledge based solely on publicly available information, we anticipate that the Company will provide additional information regarding any relevant agreements once it files its proxy statement. We request that the Board approve the election of the ATG Nominees in advance such that their election would not trigger the change in control provisions of such agreements.

We do not expect that any of the ATG Nominees will be unable to stand for election, but, in the event any ATG Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any ATG Nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent that is not prohibited under the Company’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size.

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In the event of a Favorable Determination, ATG Capital and EMPD will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the ATG Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Stockholders will have the ability to vote for up to nine (9) nominees on ATG Capital’s enclosed GOLD universal proxy card. Any stockholder who wishes to vote for any combination of the ATG Nominees and the Company’s nominees may do so on the enclosed GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the ATG Nominees and the Company’s nominees on the GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote. However, ATG Capital urges stockholders to vote using our GOLD universal proxy card “FOR” all of the ATG Nominees.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE NINE (9) ATG NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE ATG NOMINEES ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD.

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PROPOSAL 2

2025 STOCK PLAN PROPOSAL

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve the Empery Digital Inc. 2025 Equity Incentive Plan (the “2025 Stock Plan”), which the Board adopted on July 16, 2025 to replace the Volcon, Inc. 2021 Stock Plan (the “2021 Stock Plan”). According to the Company’s proxy statement, if approved by stockholders, the 2025 Stock Plan will become effective upon such approval, and the 2021 Stock Plan will terminate on the day following the date of the Annual Meeting, although it will continue to govern outstanding awards previously granted thereunder.

According to the Company’s proxy statement and subject to certain adjustments as described in the Company’s proxy statement, the maximum number of shares that may be delivered in satisfaction of awards under the 2025 Stock Plan is 6,846,589 shares (the “Share Pool”). The Company states that there are currently no shares available to grant additional awards under the 2021 Stock Plan. According to the Company, as of June 30, 2026, the Company had outstanding stock options covering 1,298,336 shares at a weighted average exercise price of $21.85 per share and a weighted average remaining term of 9.07 years, representing approximately [●]% of the Company’s fully diluted outstanding shares. The Company states that the additional 6,846,589 shares that would be available for issuance under the 2025 Stock Plan would increase the overhang percentage by an additional [●]%, to approximately [●]%, based on the Company’s fully diluted outstanding shares of a [June 30], 2026. The Company further states that it does not expect to grant any new awards to existing or new employees, directors or consultants.

According to the Company’s proxy statement , in connection with the July 2025 private placements, certain directors and officers were granted stock options under the 2025 Stock Plan, the exercisability of which is subject to stockholder approval of the 2025 Stock Plan. The options have a 10-year term and, according to the Company, as of August [●], 2026, 80% of the options granted to each director and officer had vested. If the 2025 Stock Plan is not approved, these options will not become exercisable. For additional information regarding the 2025 Stock Plan and awards thereunder, please refer to the Company's proxy statement.

Due to the Company’s significant underperformance and destruction of stockholder value overseen by the current leadership team, as more fully explained in the “Reasons for the Solicitation” section above, we do not believe such leadership team should be rewarded with the exercisability of the stock options previously granted under the 2025 Stock Plan. If elected, the ATG Nominees intend to review the Company’s compensation and equity incentive structures. Accordingly, we intend to vote AGAINST this proposal and recommend that our fellow stockholders do the same.

According to the Company’s proxy statement, the approval of the 2025 Stock Plan Proposal requires the affirmative vote of the holders of at least the majority of the voting power of the votes cast (excluding abstentions and broker non-votes) at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

WE RECOMMEND STOCKHOLDERS VOTE AGAINST AND INTEND TO VOTE THE ATG SHARES “AGAINST” THE APPROVAL OF THE 2025 STOCK PLAN PROPOSAL

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PROPOSAL 3

RATIFICATION OF THE APPOINTMENT OF MALONEBAILEY, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board (the “Audit Committee”) has appointed MaloneBailey, LLP as the Company’s independent registered public accounting firm to audit the books and accounts of the Company for the fiscal year ending December 31, 2026. According to the Company’s proxy statement, because the vote is advisory, it will not be binding upon the Audit Committee, and will not overrule any decision made by the Audit Committee, or create or imply any additional fiduciary duty by the Audit Committee The Audit Committee may, however, take into account the outcome of the vote when considering future auditor appointments.

According to the Company’s proxy statement, ratification of MaloneBailey, LLP requires the affirmative vote of the holders of at least the majority of the voting power of the votes cast (excluding abstentions and broker non-votes) at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

WE RECOMMEND STOCKHOLDERS VOTE “FOR” AND INTEND TO VOTE THE ATG SHARES “FOR” THE RATIFICATION OF THE APPOINTMENT OF MALONEBAILEY, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Each share entitles the holder to one vote on each of the matters to be voted upon at the Annual Meeting. Based on publicly available information, ATG Capital believes that the only class of stock of the Company entitled to vote at the Annual Meeting is its Common Stock.

Shares of Common Stock represented by properly executed GOLD universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the ATG Nominees, AGAINST the approval of the 2025 Stock Plan Proposal, and FOR the ratification of the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm.

The Company has an annually elected Board, based on publicly available information ATG Capital believes that there will be nine (9) director seats eligible for election at the Annual Meeting. We are soliciting proxies to elect the nine (9) ATG Nominees. ATG Capital and EMPD will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on ATG Capital’s enclosed GOLD universal proxy card. Any stockholder who wishes to vote for any combination of the ATG Nominees and the Company’s nominees may do so on the enclosed GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the ATG Nominees and the Company’s nominees on the GOLD universal proxy card.

We believe that voting on the GOLD universal proxy card provides the best opportunity for stockholders to elect all of the ATG Nominees and achieve the best Board composition overall. ATG Capital therefore urges stockholders to use our GOLD universal proxy card to vote “FOR” the nine (9) ATG Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED AND DEFAULT TO A “WITHHOLD” VOTE WITH RESPECT TO ANY NOMINEE LEFT UNMARKED.

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VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will be held exclusively online. Stockholders will not be able to attend the Annual Meeting in person.

The Company has disclosed that the Annual Meeting will be held online via the following website: [●]. According to the Company’s proxy statement, to participate in the Annual Meeting, stockholders will need the control number included on your proxy card or on the instructions that accompanied your proxy materials. Shares held in your name as the stockholder of record may be voted electronically during the Annual Meeting. Shares for which stockholders are the beneficial owner but not the stockholder of record also may also be voted electronically during the Annual Meeting in accordance with the instructions from your broker, bank or other nominee. However, even if you plan to attend the Annual Meeting online, ATG Capital recommends that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the Annual Meeting. If you are a beneficial owner, you will also need to present a control number showing proof of ownership to attend the Annual Meeting. Login will be available starting at [9:45] A.M., Central Time and the meeting will begin promptly at 10:00 A.M., Central Time.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, the presence at the Annual Meeting, in person or by proxy, of the holders of one-third in voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting, constitutes a quorum. According to the Company’s proxy statement, if you submit a properly executed proxy, then you will be considered part of the quorum.

Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

If you are a stockholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both ATG Capital and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 3 (ratification of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Proposal 1: Election of Directors ─ According to the Company’s proxy statement, directors are elected by a plurality of the votes cast at the Annual Meeting. “Plurality” means that the nominees who receive the largest number of votes cast “FOR” are elected as directors. As a result, any shares not voted “FOR” a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will not be counted in such nominee’s favor and will have no effect on the outcome of the election. Votes of “WITHHOLD” and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality. Abstentions will have no effect on the outcome of this proposal.

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Proposal 2: Approval of the 2025 Stock Plan Proposal ─ According to the Company’s proxy statement, the affirmative vote of the holders of at least the majority of the voting power of the votes cast (excluding abstentions and broker non-votes) at the Annual Meeting is required to approve the 2025 Stock Plan Proposal. The Company has disclosed that abstentions and broker non-votes will have no effect on the outcome of this proposal.

Proposal 3: Ratification of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the ratification of the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm requires the affirmative vote of the holders of at least the majority of the voting power of the votes cast (excluding abstentions and broker non-votes). If you hold your shares in street name, your broker may not vote your shares without your instruction. We believe that abstentions and broker non-votes will have no effect on the outcome of this proposal.

Under applicable Delaware law, appraisal rights are not applicable to the voting on any matter to be considered at the Annual Meeting. If you sign and submit your GOLD universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with ATG Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to ATG Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Corporate Secretary of the Company at 2512 W Pecan St., Suite 230, Pflugerville, Texas 78660, or any other address provided by the Company on or before the Annual Meeting. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to ATG Capital in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the ATG Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE ATG NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by ATG Capital. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

ATG Fund has entered into an agreement with Saratoga for solicitation and advisory services in connection with the solicitation, for which Saratoga will receive a fee not to exceed $90,000, together with reimbursement for its reasonable and out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. ATG Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. It is anticipated that Saratoga will employ approximately 15 persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by ATG. Costs of this solicitation of proxies are currently estimated to be $[●]. ATG estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[●]. To the extent legally permissible, if ATG is successful in its proxy solicitation, ATG intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. ATG does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are ATG Fund, ATG Management, ATG GP and the ATG Nominees.

The principal business address of each of ATG Fund, ATG Management, ATG GP, and Gabriel D. Gliksberg is 16690 Collins Avenue, Suite 1103, Sunny Isles Beach, Florida 33160.

The principal business of ATG Fund is investing in securities. The principal business of ATG Management is serving as the investment manager of ATG Fund. The principal business of ATG GP is serving as the general parter of ATG Management. The principal occupation of Mr. Gliksberg is serving as the Managing Member of ATG GP.

As of the date hereof, ATG Fund directly beneficially owns 4,500,000 shares of Common Stock. ATG Management, as the investment manager of ATG Fund, may be deemed to beneficially own the 4,500,000 shares of Common Stock owned by ATG Fund. ATG GP, as the general partner of ATG Management, may be deemed to beneficially own the 4,500,000 shares of Common Stock owned directly by ATG Fund. Mr. Gliksberg, as the Managing Member of the ATG GP, may be deemed to beneficially own the 4,500,000 shares of Common Stock owned directly by ATG Fund. As of the date hereof, none of the ATG Nominees (other than Mr. Gliksberg) beneficially own any shares of Common Stock.

Each Participant, may be deemed a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, which may be deemed to beneficially own the 4,500,000 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own. For information regarding the transactions in the securities of the Company during the past two (2) years by the Participants, see Schedule I. The shares of Common Stock owned by ATG Fund were purchased in open market purchases with working capital, which may include borrowings under portfolio margin agreements with ATG Fund’s custodians. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

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Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

ATG Capital is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which ATG Capital is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and telephone number.

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The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of ATG Capital.

This Proxy Statement is dated [●]. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, any stockholder desiring to present a proposal pursuant to Rule 14a-8 of the Exchange Act to be included in the Company’s definitive proxy statement and voted on by the stockholders at the 2027 Annual Meeting must submit a written proposal, including all supporting information, to the Company at its principal executive offices no later than [●], which is 120 days prior to the anniversary date that the Company released its proxy statement to stockholders for the Annual Meeting, and must meet all other requirements for inclusion in the Company’s proxy statement under Rule 14a-8 of the Exchange Act.

In addition, according to the Company’s proxy statement, under the Bylaws, a stockholder wishing to bring director nominations or other business before an annual meeting outside of the Rule 14a-8 process is required to provide advance written notice to the Corporate Secretary at the principal executive offices of the Company regarding such nominations or other business and provide the information and satisfy the information and other requirements set forth in the Bylaws. According to the Company’s proxy statement, such notice must contain the information required by the Bylaws, and the stockholder must be entitled to vote and comply with other applicable requirements set forth in the Bylaws. To be timely for purposes of the 2027 Annual Meeting, such notice must be delivered to or be mailed and received by the Secretary no earlier than [●], 2027, which is 120 days prior to the one-year (1) anniversary of this year’s Annual Meeting, and no later than [●], 2027, which is 90 days prior to the one-year (1) anniversary of this year’s Annual Meeting; except that, if the date of the 2027 Annual Meeting is more than thirty (30) days before or more than sixty (60) days after the one-year anniversary date, a stockholder’s notice must be so delivered, or mailed and received by the Company, not later than the ninetieth (90th) day prior to the 2027 Annual Meeting or, if later, the tenth (10th) day following the day on which public disclose of the date of the 2027 Annual Meeting was first made by the Company.

In addition to satisfying the requirements under the Bylaws, according to the Company’s proxy statement, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than [●], 2027, which is the date that is sixty (60) days prior to the anniversary date of this Annual Meeting; provided, however, if the date of the 2027 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then such notice must be provided by the later of sixty (60) calendar days prior to the date of the 2027 Annual Meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made by the Company. The requirements under the universal proxy rules are in addition to the applicable procedural requirements under the Bylaws described above.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s proxy statements and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by ATG Capital that such procedures are legal, valid or binding.

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CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares you own, please vote to elect the ATG Nominees by marking, signing, dating and mailing the enclosed GOLD universal proxy card promptly.

ATG Capital Opportunities Fund LP

[●], 2026

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

ATG CAPITAL OPPORTUNITIES FUND LP

Purchase of Common Stock	11,349	01/08/2026
Purchase of Common Stock	11,357	01/12/2026
Purchase of Common Stock	44,853	01/13/2026
Sale of February 2026 Call Option ($5.00 Strike Price)	(300)	01/13/2026
Purchase of Common Stock	66,196	01/14/2026
Purchase of Common Stock	1,686,245	01/15/2026
Purchase of February 2026 Call Option ($5.00 Strike Price)	300	01/22/2026
Purchase of Common Stock	72,453	01/23/2026
Purchase of Common Stock	862,069	01/26/2026
Purchase of Common Stock	270,483	01/27/2026
Purchase of Common Stock	478,432	01/28/2026
Purchase of Common Stock	190,971	01/29/2026
Purchase of Common Stock	114,447	01/30/2026
Purchase of Common Stock	131,962	02/02/2026
Purchase of Common Stock	559,183	02/03/2026

CERTAIN AFFILIATE OF ATG CAPITAL MANAGEMENT LP THAT NO LONGER OWNS SECURITIES OF THE COMPANY

Purchase of Common Stock	5,000	09/02/2025
Purchase of Common Stock	3,000	09/04/2025
Purchase of Common Stock	7,000	09/12/2025
Sale of Common Stock	(7,000)	09/17/2025
Sale of Common Stock	(3,000)	09/18/2025
Sale of Common Stock	(2,336)	09/24/2025
Sale of Common Stock	(1,664)	09/29/2025
Sale of Common Stock	(1,000)	01/16/2026

I-1

SCHEDULE II

The following table is reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on August 5, 2026.

Beneficial Ownership of Common Stock

The following table sets forth information regarding the beneficial ownership of our common stock as of [●], 2026:

•	each person or group known by us to own beneficially more than five percent (5%) of the outstanding shares of common stock;
•	each of our directors;
•	each of our NEOs (defined herein); and
•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Empery Digital Inc., 2512 W Pecan St., Suite 230, Pflugerville, Texas 78660.

Name	Number of Shares Beneficially Owned	Percent of Class Beneficially Owned
Directors and NEOs
Ryan Lane(1)	3,030,345	[ ]%
John Kim(2)	202,875	*
Greg Endo(3)	92,150	*
Jonathan P. Foster(4)	20,000	*
Adrian Solgaard(5)	10,000	*
Orn Olason(6)	10,000	*
Ian Read(7)	30,000	*
Matthew Homer(8)	–	*
Rohan Chauhan(9)	–	*
Jordan Davis	–	*
All Directors and Executive Officers as a Group (11 Persons)	4,304,276	[ ]%

5% Stockholders:
ATG Capital Opportunities Fund LP(10)	4,500,000	[ ]%
Anson Funds Management LP(11)	4,495,268	[ ]%
Tice Brown(12)	3,342,022	[ ]%
Empery Asset Management, LP(13)	2,930,345	[ ]%
Streeterville Capital LLC(14)	1,832,000	[ ]%

_____________________
†	Percentages are based on 28,110,111 shares of our common stock outstanding on [June 30], 2026.
*	Denotes less than 1%.
(1)	Consists of (i) 100,000 shares of common stock purchased by Mr. Lane in the July 2025 private placements at $10.00 per share, and (ii) 2,930,345 shares of common stock held by funds affiliated with Empery Asset Management, LP (such funds, collectively, the “Empery Funds”). Mr. Lane, in his capacity as an investment manager of Empery Asset Management LP, may be deemed to have investment discretion and voting power over the shares held by each of the Empery Funds. Please see footnote (13) for information regarding the shares of common stock held by Empery Funds. Mr. Lane disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. In addition, the Empery Funds hold (i) 344,949 fully-vested pre-funded warrants to purchase common stock with an exercise price of $0.00001 per share, (ii) 493,751 fully vested warrants to purchase common stock with an exercise price of $16.00 per share (both (iii) and (iv) being issued in the Company’s February 2025 equity offering), (iii) Series A Warrants issued in November 2023, exercisable for an aggregate of 834 shares of common stock, with an exercise price of $1,856.00 per share and which expire on November 22, 2029, and (iv) pre-funded warrants issued on June 24, 2025 to purchase an aggregate of 4,323 shares of Common Stock, with an exercise price of $0.00001 per share and which expire when fully exercised in accordance with their terms (collectively, the “EAP Warrants”). Each of the EAP Warrants are subject to an irrevocable beneficial ownership blocker whereby the Empery Funds cannot exercise any of the EAP Warrants to the extent that the Empery Asset Management would beneficially own, after any such exercise, more than 4.99% of the Company’s outstanding shares of common stock. Accordingly, none of the EAP Warrants are currently exercisable by the Empery Funds and are therefore not included in the above table. In addition, in connection with his appointment as Co-Chief Executive Officer and Chairman of the Board of Directors of the Company, Mr. Lane was also granted stock options to purchase up to 1,792,812 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest in 20% installments based upon the achievement of certain milestones tied to the volume weighted average price (“VWAP”) of the common stock, fully vesting if the VWAP on any trading day reaches $30.00 (the “Applicable Vesting Schedule”). As of June 30, 2026, 80% of the options have been vested.
(2)	Consists of (i) 22,500 shares of common stock purchased in the July 2025 private placements at $10.00 per share and (ii) 180,375 stock options with an exercise price of $10.00 per share that vested on May 30, 2025. In connection with the July 2025 private placements, Mr. Kim was also granted stock options to purchase up to 1,494,010 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(3)	Consists of (i) 20,000 shares of common stock purchased in the July 2025 private placements at $10.00 per share and (ii) 72,150 stock options with an exercise price of $10.00 per share that vested on May 30, 2025. In connection with the July 2025 private placements, Mr. Endo was also granted stock options to purchase up to 747,005 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(4)	Consists of 20,000 shares of common stock purchased in the July 2025 private placements at $10.00 per share. In connection with the July 2025 private placements, Mr. Foster was also granted stock options to purchase up to 10,000 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(5)	Consists of 10,000 shares of common stock purchased in the July 2025 private placements at $10.00 per share. In connection with the July 2025 private placements, Mr. Solgaard was also granted stock options to purchase up to 10,000 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(6)	Consists of 10,000 shares of common stock purchased in the July 2025 private placements at $10.00 per share. In connection with the July 2025 private placements, Mr. Olason was also granted stock options to purchase up to 10,000 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(7)	Consists of 30,000 shares of common stock purchased by the Ian Charles Read Revocable Trust (“Trust”) in the July 2025 private placements at $10.00 per share. Mr. Read is the trustee of the Trust and may be deemed to have voting and dispositive power over the shares held by the Trust. In connection with the July 2025 private placements, Mr. Read was granted stock options to purchase up to 298,802 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(8)	In connection with the July 2025 private placements, Mr. Homer was granted stock options to purchase up to 298,802 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(9)	In connection with the July 2025 private placements, Mr. Chauhan was granted stock options to purchase up to 298,802 shares of common stock at an exercise price of $10.00 per share, the exercisability of which are subject to stockholder approval of a new stock plan. The options have a term of 10 years from issuance and will vest according to the Applicable Vesting Schedule. As of June 30, 2026, 80% of the options have been vested.
(10)	This information is based solely on a Schedule 13D/A, filed with the SEC on April 6, 2026 by ATG Capital Opportunities Fund LP, ATG Capital Management LP, ATG Capital Management GP LLC and Gabriel Gliksberg. The Schedule 13D/A reports that ATG Capital Opportunities Fund LP directly beneficially owns such shares, over which the other reporting persons may be deemed to have indirect beneficial ownership. The address for such reporting persons is 16690 Collins Avenue, Sunny Isles Beach, FL, 33160.
(11)	This information is based solely on a Schedule 13G, filed with the SEC on November 14, 2025 by Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam to report their beneficial ownership as of September 30, 2025. The Schedule 13G reports that such reporting persons have beneficial ownership of an aggregate of 4,495,268 shares of common stock, inclusive of common stock underlying certain warrants held by the reporting persons which contain a 9.9% beneficial ownership limitation for exercise. The address for such reporting persons is 300 16000 Dallas Parkway, Suite 800, Dallas, Texas 75248.
(12)	This information is based solely on a Schedule 13D/A, filed with the SEC on March 18, 2026 by Tice Brown. The Schedule 13D/A reports that (i) 268,528 of such shares are directly held by Mr. Brown, (ii) 320,000 of such shares of common stock are held in Tice P. Brown's Roth IRA, over which shares of common stock Mr. Brown has the sole voting and dispositive power, and (iii) 2,753,494 of such shares are held in Woodmont Investing LLC, a single member LLC wholly owned by Mr. Brown, over which shares of common stock Mr. Brown has the sole voting and dispositive power. The address for Tice Brown is PO Box 20907, New York, NY, 10009.
(13)	Consists of 2,930,345 shares of common stock directly held by Empery Funds. Empery Asset Management, LP serves as the investment manager to each of the Empery Funds. Mr. Lane is the managing member of RML GP Owner, LLC, the managing member of Empery AM GP, LLC and the general partner of the Empery Asset Management, LP. As discussed in footnote (1) above, Mr. Lane may be deemed to have investment discretion and voting power over the shares held by each of the Empery Funds and disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. In addition, the Empery Funds hold (iii) 344,949 fully-vested pre-funded warrants to purchase common stock with an exercise price of $0.00001 per share held by Empery Funds, and (iv) 493,751 fully vested warrants to purchase common stock with an exercise price of $16.00 per share held by Empery Funds (both (iii) and (iv) being issued in the Company’s February 2025 equity offering), (v) Series A Warrants issued in November 2023, exercisable for an aggregate of 834 shares of common stock, with an exercise price of $1,856.00 per share and which expire on November 22, 2029, and (vi) pre-funded warrants issued on June 24, 2025 to purchase an aggregate of 4,323 shares of Common Stock, with an exercise price of $0.00001 per share and which expire when fully exercised in accordance with their terms (collectively, the “EAP Warrants”). Each of the EAP Warrants are subject to an irrevocable beneficial ownership blocker whereby the Empery Funds cannot exercise any of the EAP Warrants to the extent that the Empery Asset Management would beneficially own, after any such exercise, more than 4.99% of the Company’s outstanding shares of common stock. Accordingly, none of the EAP Warrants are currently exercisable by the Empery Funds and are therefore not included in the above table. The address for Empery Asset Management, LP is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020.
(14)	This information is based solely on a Schedule 13G, filed with the SEC on November 17, 2025 by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife to report their beneficial ownership as of November 10, 2025. The Schedule 13G reported that such shares of common stock are held directly by Streeterville Capital LLC, over which Streeterville Management LLC, and John M. Fife have indirect beneficial ownership. The address for such reporting persons is 300 East Randolph Street, Suite 40.150, Chicago, IL 60601.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give ATG Capital your proxy to vote “FOR” the election of the ATG Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting by SIGNING, DATING AND MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of ATG Capital’s proxy materials, please contact Saratoga at the phone numbers and/or email listed below.

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

GOLD UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED AUGUST 17, 2026

EMPERY DIGITAL INC.

2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY AND ON BEHALF OF ATG CAPITAL OPPORTUNITIES FUND LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THIS PROXY IS NOT SOLICITED BY OR ON BEHALF OF MANAGEMENT.

P     R     O     X     Y

The undersigned appoints Gabriel D. Gliksberg, John Ferguson and Lori Marks-Esterman, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Empery Digital Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2026 Annual Meeting of Stockholders of the Company scheduled to be held online at [●] on Wednesday, September 23, 2026,1 at 10:00 A.M., Central Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to ATG Capital Opportunities Fund LP (together with the other participants in its solicitation, “ATG Capital”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE NINE (9) ATG NOMINEES, AGAINST PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with ATG Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

1 In connection with the Chancery Action (as defined below), EMPD and ATG have agreed that the Annual Meeting will be held on October 14, 2026 and the record date for the Annual Meeting will be September 2, 2026, which has been acknowledged by the Court (as defined below). As of the date of the filing of this revised preliminary proxy statement, the Company has not yet publicly confirmed the agreed dates. We intend to update and supplement this proxy statement when the Company publicly confirms such agreed dates.

GOLD UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

ATG CAPITAL STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE NINE (9) ATG NOMINEES, AND NOT TO VOTE “FOR” ANY OF THE COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO NINE (9) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	To elect nine (9) directors to the Board of Directors to serve until the Company’s 2026 annual meeting of stockholders.

ATG NOMINEES	FOR	WITHHOLD
a) Arati Batta	☐	☐
b) Ronald H. Davies	☐	☐
c) James C. Elbaor	☐	☐
d) Gabriel D. Gliksberg	☐	☐
e) Meredith S. Kirshenbaum	☐	☐
f) Aaron T. Morris	☐	☐
g) Christopher E. Novak	☐	☐
h) Heather A. Powers	☐	☐
i) Evan Ratner	☐	☐

COMPANY Nominees OPPOSED BY ATG Capital	FOR	WITHHOLD
a) Ryan Lane	☐	☐
b) John Kim	☐	☐
c) Ian Read	☐	☐
d) Matthew Homer	☐	☐
e) Jonathan Foster	☐	☐
f) Orn Olason	☐	☐
g) Adrian Solgaard	☐	☐
h) Rohan Chauhan	☐	☐
i) [●]	☐	☐

GOLD UNIVERSAL PROXY CARD

ATG CAPITAL RECOMMENDS STOCKHOLDERS VOTE “AGAINST” PROPOSAL 2.

2.	The Company’s proposal to approve the adoption of the Empery Digital Inc. 2025 Stock Plan and 6,846,589 shares of common stock reserved for issuance under the 2025 Stock Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

ATG CAPITAL RECOMMENDS STOCKHOLDERS VOTE “FOR” PROPOSAL 3.

3.	The Company’s proposal to ratify the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.